Exhibit 99.1

ARC Resources Ltd. reports record first quarter results

CALGARY, April 30, 2014 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter 2014 operating and financial results.  First quarter production averaged a record 105,699 boe per day and funds from operations were a record $292.3 million ($0.93 per share).  ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for three months ended  March 31, 2014 and 2013, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended March 31
	2014	2013
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	292.3	202.4
Per share (2)	0.93	0.65
Net income	29.4	46.9
Per share (2)	0.09	0.15
Operating income (3)	117.0	47.6
Per share (2)	0.37	0.15
Dividends	94.5	92.9
Per share (2)	0.30	0.30
Capital expenditures, before land and net property acquisitions (dispositions)	242.0	231.2
Total Capital expenditures, including land and net property acquisitions (dispositions)	278.5	232.9
Net debt outstanding (4)	1,096.0	855.1
Shares outstanding, weighted average diluted	315.2	309.8
Shares outstanding, end of period	315.3	310.2
OPERATING
Production
Crude oil (bbl/d)	37,478	32,505
Condensate (bbl/d)	2,887	2,032
Natural gas (mmcf/d)	369.6	348.6
NGLs (bbl/d)	3,743	2,831
Total (boe/d) (5)	105,699	95,472
Average realized prices, prior to hedging
Crude oil ($/bbl)	95.58	83.00
Condensate ($/bbl)	100.11	101.53
Natural gas ($/mcf)	5.60	3.37
NGLs ($/bbl)	48.54	37.48
Oil equivalent ($/boe) (5)	57.91	43.84
Operating Netback ($/boe)
Commodity and other sales	57.96	44.05
Transportation expenses	(1.91)	(1.40)
Royalties	(8.41)	(5.61)
Operating expenses	(8.97)	(8.70)
Netback before hedging	38.67	28.34
Realized hedging gain (loss) (6)	(2.13)	0.50
Netback after hedging	36.54	28.84
TRADING STATISTICS (7)
High price	30.66	27.64
Low price	27.52	23.12
Close price	30.45	26.84
Average daily volume (thousands)	1,248	1,151

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the three months ended March 31, 2014 and 2013.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the three months ended March 31, 2014 and 2013.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three months ended March 31, 2014 and 2013.

(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Includes realized cash gains and losses on risk management contracts. In the first through third quarters of 2013, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.

(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"2014 is off to an excellent start," said Myron Stadnyk, President and CEO. "With record production and funds from operations, we are well on our way to achieving our 2014 targets.  We are focused on providing value to our shareholders in the form of profitable growth and dividends, which since inception-to-date has resulted in greater than $5 billion of dividends being paid to our shareholders.  In 2014, we expect to deliver a 15 per cent increase in annual production to greater than 110,000 boe per day."

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved record first quarter production of 105,699 boe per day, 11 per cent higher than the first quarter of 2013 and five per cent higher than the fourth quarter of 2013. Higher production was primarily attributed to production from new wells at Parkland/Tower and Ante Creek. ARC's first quarter oil and liquids production reached a record 44,108 barrels per day, 18 per cent higher than the first quarter of 2013 due to higher liquids production at Ante Creek, Tower and Parkland. First quarter production was reduced by approximately 2,300 boe per day for unplanned production downtime due to power outages resulting from high winds in northeastern British Columbia and northern Alberta and extreme cold weather. ARC expects production to increase over the course of 2014 as additional wells are drilled and tied into the new Parkland/Tower gas processing and liquids handling facility. With the divestment of 2,400 boe per day of shallow gas production in April 2014, ARC expects 2014 annual average production to be in the lower end of the guidance range of 110,000 to 114,000 boe per day.
•	ARC's new Parkland/Tower gas processing and liquids handling facility was commissioned in late 2013 and limited production was brought on-stream through the course of the first quarter. Production at Parkland/Tower averaged 16,600 boe per day in the first quarter of 2014, 84 per cent higher than the first quarter of 2013 and 33 per cent higher than the fourth quarter of 2013. ARC plans to drill additional wells at Tower and Parkland in 2014 and expects to fill the facility over the course of the next 12 to 18 months.
•	First quarter 2014 commodity sales revenue of $551.4 million was up 46 per cent relative to the first quarter of 2013 due to higher production and higher realized crude oil and natural gas prices. ARC's realized crude oil and natural gas prices increased 15 per cent and 66 per cent, respectively, relative to the first quarter of 2013. Crude oil and liquids production accounted for 42 per cent of production and contributed approximately 66 per cent of first quarter sales revenues.
•	First quarter funds from operations were a record $292.3 million ($0.93 per share), up 44 per cent from the first quarter of 2013. The increase in first quarter funds from operations was primarily due to higher production and higher crude oil and natural gas prices in 2014.
•	Operating income was $117 million ($0.37 per share) in the first quarter of 2014, up from $47.6 million ($0.15 per share) in the first quarter of 2013 due primarily to higher production and higher crude oil and natural gas prices in 2014.
•	First quarter capital expenditures, prior to crown land purchases and net property acquisitions, totaled $242 million. ARC's capital program focused primarily on oil and liquids-rich opportunities at Parkland/Tower, Ante Creek, Pembina, and southeast Saskatchewan along with spending on natural gas development at Dawson and Sunrise. ARC drilled 60 gross operated wells in the first quarter of 2014 (43 oil wells, nine liquids-rich natural gas wells and eight natural gas wells).
•	During the first quarter of 2014, ARC spent approximately $5.8 million to acquire lands primarily in the northeast British Columbia ("NEBC") Montney region. ARC also acquired a 20 mmcf per day gas processing facility and associated gathering system in the Alberta Montney region at Ante Creek where ARC holds an extensive land base. ARC currently holds a land position of 903 net sections of Montney rights in British Columbia and Alberta.
•	Subsequent to March 31, 2014, ARC divested certain non-core shallow gas assets located in southwestern Saskatchewan for gross proceeds of approximately $33 million. The divested properties had associated production of approximately 2,400 boe per day (100 per cent natural gas) and 56 bcf of proved plus probable natural gas reserves. Proceeds from the divestment will be used to further strengthen ARC's balance sheet and to partially fund ARC's 2014 capital program including development projects in the Montney region.
•	ARC closed the quarter with a strong balance sheet including total credit facilities of $2 billion and debt of $989 million drawn. ARC had available credit of approximately $1 billion after a working capital deficit. Net debt to 2014 annualized funds from operations ratio was 0.9 times and net debt was approximately ten per cent of ARC's total capitalization at the end of the first quarter; both metrics are well within ARC's target levels.

ECONOMIC ENVIRONMENT

ARC's 2014 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended
	March 31
	2014	2013	% Change
Brent (US$/bbl)	107.87	112.53	(4)
WTI oil (US$/bbl)	98.62	94.34	5
Edmonton Par (Cdn$/bbl)	99.64	88.19	13
Henry Hub NYMEX (US$/mmbtu)	4.92	3.35	47
AECO natural gas (Cdn$/mcf)	4.77	3.08	55
Cdn$/US$ exchange rate	1.10	1.01	9

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in the MD&A for the three months ended March 31, 2014 and 2013. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices remained strong through the first quarter of 2014 as high demand continued to provide support to crude oil prices. West Texas Intermediate ("WTI") crude oil prices averaged US$98.62 per barrel during the first quarter of 2014, five per cent higher than the first quarter of 2013. Brent crude oil prices remained strong throughout the first quarter on expected growth in global crude oil demand and ongoing geopolitical uncertainty. The benchmark Canadian crude oil price, Edmonton Par, averaged $99.64 per barrel in the first quarter of 2014, 13 per cent higher than the first quarter of 2013. The WTI/Edmonton Par differential averaged a discount of US$8.32 per barrel during the first quarter of 2014. Canadian crude oil differentials narrowed considerably during the first quarter of 2014 due to commissioning of certain pipeline and infrastructure projects and strong refinery utilization, following significant volatility in 2012 and 2013. Additional pipeline and infrastructure projects and increased crude oil rail capacity are anticipated in 2014, and are expected to further alleviate certain bottlenecks. In the near-term, crude oil differentials may experience volatility until additional infrastructure capacity is available to meet the growing North American production.

North American natural gas prices increased substantially in 2014 with the NYMEX Henry Hub ("NYMEX") and AECO monthly ("AECO") prices approximately 47 per cent and 55 per cent higher than first quarter 2013 levels, respectively. ARC's realized price on natural gas is primarily referenced to the AECO Hub and its diversified sales portfolio offers price exposure to other markets. The AECO/NYMEX differential narrowed significantly in the first quarter of 2014 due to a prolonged cold winter that resulted in high western Canadian exports to the US and record intra-Alberta demand. As a result, Alberta natural gas inventories were drawn down to multi-year lows, supporting domestic natural gas prices. Over the long-term, demand for natural gas is expected to increase due to the export of liquefied natural gas, increased natural gas power generation, increased exports to Mexico, and increased usage from the transportation and industrial sectors.

The devaluation of the Canadian dollar relative to the US dollar, which started in 2013 and continued through the first quarter of 2014, was attributed to a strengthening of the US economy relative to the Canadian economy. In particular, higher growth and employment rates in the US resulted in easing of the Federal Reserve's financial stimulus program. Given that North American crude oil and natural gas benchmark prices are denominated in US dollars, the strengthening of the US dollar has a positive impact on the revenues received by Western Canadian Producers. Movement in the Cdn$/US$ exchange rate also impacts the value of ARC's long-term debt given that approximately 78 per cent of ARC's total debt outstanding is denominated in US dollars.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2014, ARC will take steps to mitigate these risks and protect its strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's first quarter funds from operations of $292.3 million ($0.93 per share) were up 44 per cent compared to the first quarter of 2013.  Higher first quarter 2014 funds from operations were attributed to higher production and higher crude oil and natural gas prices, offset in part by higher royalties, transportation and operating costs, realized hedging losses and higher current income tax expense.

The following table details the change in funds from operations for 2014 relative to 2013.

	Three Months Ended
	March 31
	$ millions	$/Share (2)
Funds from operations - 2013 (1)	202.4	0.65
Volume variance
Crude oil and liquids	49.2	0.17
Natural gas	6.4	0.02
Price variance
Crude oil and liquids	43.3	0.15
Natural gas	74.0	0.23
Realized gain or loss on risk management contracts	(24.8)	(0.08)
Royalties	(31.8)	(0.10)
Expenses
Transportation	(6.0)	(0.02)
Operating	(10.6)	(0.03)
General and administrative ("G&A")	9.3	0.03
Interest	(1.7)	(0.01)
Current tax	(17.6)	(0.06)
Realized gain or loss on foreign exchange	0.2	—
Diluted shares	—	(0.02)
Funds from operations - 2014 (1)	292.3	0.93

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three months ended March 31, 2014 and 2013. Also refer to the "Funds from Operations" section in the MD&A for the three months ended March 31, 2014 and 2013 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average shares, diluted.

Operating Netbacks

ARC's first quarter 2014 operating netback, before hedging, of $38.67 per boe was 36 per cent higher than the first quarter of 2013.   After hedging, ARC's first quarter 2014 netback was $36.54 per boe, 27 per cent higher than the first quarter of 2013 primarily due to higher crude oil and natural gas prices in 2014, partially offset by hedging losses.

ARC's first quarter 2014 total corporate royalty rate of 14.5 per cent ($8.41 per boe) increased from 12.7 per cent ($5.61 per boe) in the first quarter of 2013 due to higher crude oil and natural gas prices in 2014.

First quarter 2014 operating expenses of $8.97 per boe were three per cent higher than the first quarter of 2013.  First quarter operating costs were generally in line with expectations, the lower operating costs in 2013 were due to mild winter conditions relative to 2014.

First quarter 2014 transportation costs increased to $1.91 per boe, up from $1.40 per boe in the first quarter of 2013. Higher transportation costs were primarily due to ARC taking control of transportation arrangements for a higher portion of production in order to get its product most efficiently to market, previously ARC sold a larger portion of production at the wellhead. With many crude oil and liquids pipelines being at or near capacity, ARC incurred additional transportation expenses throughout 2013 and into 2014 as it was necessary to use additional methods of transport to get production to market.

Risk Management

ARC has hedge contracts in place to protect prices on crude oil volumes through 2014 and into 2015 and natural gas volumes through 2019.  Approximately 50 per cent of total production is currently hedged for the remainder of 2014 at prices that will support ARC's business plan.

Approximately 45 per cent of crude oil and condensate production is currently hedged for the remainder of 2014 at an average floor/ceiling price of approximately US$90/US$99 per barrel. ARC also has "Sold Floors" on 4,378 barrels per day at an average price of US$70 per barrel for the remainder of 2014. The "Sold Floors" limit the downside protection and reduce ARC's overall hedging transaction costs.

Approximately 55 per cent of natural gas production is currently hedged for the remainder of 2014 at an average floor/ceiling price of US$4.03/US$4.17 per mmbtu.  Additional natural gas production is hedged in 2015 through 2018 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for the remainder of 2014 through 2019.

ARC has an active foreign exchange hedging program to manage the exposure to movements in the Cdn$/US$ exchange rates in relation to US dollar denominated crude oil and natural gas prices.  ARC has positions in place for the remainder of 2014 and 2015 as outlined in the table below.

The following table summarizes ARC's commodity and foreign exchange hedge positions for the remainder of 2014 through 2019.  ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty of future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 8 "Financial Instruments and Market Risk Management" in the unaudited Condensed Interim Consolidated Financial Statements for the years ended March 31, 2014 and 2013.

Hedge Positions Summary (1)
As at April 30, 2014	Remainder of 2014		2015		2016 - 2017		2018		Jan - June 2019
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	99.17	16,498	100.00	496	—	—	—	—	—	—
Floor	90.38	16,498	90.00	496	—	—	—	—	—	—
Sold Floor	70.00	4,378	—	—	—	—	—	—	—	—
Natural Gas (3)	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day
Ceiling	4.17	240,000	4.65	165,000	4.95	100,000	5.00	50,000	—	—
Floor	4.03	240,000	4.00	165,000	4.00	100,000	4.00	50,000	—	—
Natural Gas - AECO Basis (4)	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day
Swap (percentage of NYMEX)	89.8	190,000	90.5	130,000	90.5	130,000	90.5	29,918	90.8	20,000
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0740	364,000	1.0725	48,000	—	—	—	—	—	—
Floor	1.0436	364,000	1.0463	48,000	—	—	—	—	—	—

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 "Financial Instruments and Market Risk Management" in the financial statements for the three months ended March 31, 2014.
(2)	The crude oil prices in this table are referenced to WTI. For 2014, all floor positions settle against the monthly average WTI price. Positions establishing the "ceiling" have been sold against the monthly average WTI price.
(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.
(4)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

ARC incurred net losses of $20.2 million on its commodity, foreign currency and power hedging program during the first quarter of 2014 due to increased commodity prices.  Given that ARC hedged approximately 50 per cent of production in the first quarter of 2014, the remaining 50 per cent of ARC's production realized the full value of higher commodity prices in the quarter.

OPERATIONAL REVIEW

ARC spent $242 million on capital activities, before land and net acquisitions, in the first quarter of 2014, drilling 60 gross operated wells (43 oil wells, nine liquids rich gas wells and eight natural gas wells).  ARC's capital program focused on high rate of return oil and liquids development at Ante Creek, Parkland, Tower, Pembina and southeast Saskatchewan, and low cost, high rate of return natural gas development at Dawson and Sunrise. ARC commissioned its new Parkland/Tower gas processing and liquids handling facility, brought new wells on-stream through the new facility and optimized production throughout the quarter.

ARC achieved record production of 105,699 boe per day, 11 per cent higher than the first quarter of 2013 and five per cent higher than the fourth quarter of 2013. Higher production was the result of new wells at Parkland/Tower following the commissioning of the new gas processing and liquids handling facility in late 2013, and new wells brought on production at Ante Creek. First quarter production was reduced by approximately 2,300 boe per day due to extreme cold weather contributing to freeze-offs and mechanical issues at several properties and extreme winds resulting in power outages at certain ARC and third party facilities in northeastern British Columbia and northern Alberta.

ARC achieved record oil and liquids production of 44,108 barrels per day (42 per cent of total production), 18 per cent higher than the first quarter of 2013. Crude oil and liquids production has increased 40 per cent since 2010 due to a deliberate focus on high value oil and liquids rich gas development which started in 2011.

ARC continues to optimize its asset base; growing our presence in key areas through land purchases and "tuck-in" acquisitions and divesting of non-core assets.  ARC spent $5.8 million to acquire lands primarily in the Montney region in the first quarter of 2014 and divested of 2,400 per day of non-core shallow gas assets subsequent to the first quarter in April 2014.

ARC had a very active first quarter, capitalizing on the delayed spring break-up which allowed ARC to continue drilling throughout the entire quarter, positioning ARC for a busy second quarter completing the inventory of drilled wells.  ARC expects to execute year-round pad drilling programs given that many of ARC's current operations have been planned in close proximity to main roads to limit significant downtime associated with a typical spring break-up and weather-related access restrictions.  Pad drilling programs will comprise a significant portion of ARC's 2014 capital development activities throughout its asset base.  The pad drilling programs are expected to decrease overall per well costs to drill, complete and tie-in, but do result in longer cycle time from the start of drilling until the wells commence production, as all drilling and completion activities must be completed on all wells before they are brought on-stream.

Ante Creek

ARC has a land position of 341 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential. First quarter 2014 Ante Creek production averaged 18,200 boe per day (55 per cent oil and liquids), 71 per cent higher than the first quarter of 2013 and 12 per cent higher than the fourth quarter of 2013.   Higher production at Ante Creek was attributed to strong well results which exceeded expectations.  Ante Creek production was impacted by unplanned downtime of approximately 700 boe per day in the first quarter of 2014 due to power outages resulting from extreme winds, and freeze-offs due to extreme cold weather.

ARC drilled 13 gross operated oil wells in the first quarter of 2014.  ARC continues to down-space horizontal drills from 400 meter inter-well spacing to 200 meter inter-well spacing at Ante Creek on prospective lands that had previously been horizontally drilled and were in close proximity to existing infrastructure.  ARC has greater than 50 wells with 200 meter spacing at various locations throughout the land base. Results to date have been promising and ARC expects that the down-spacing will yield higher recoveries and maximize the value of field development.

During the first quarter of 2014, ARC acquired ownership of a 20 mmcf per day gas processing facility and a 73 kilometer gathering system located in the northern portion of ARC's land base at Ante Creek.  The acquisition is consistent with ARC's strategy of consolidating land and owning infrastructure in key areas.  The gathering system provides strategic optionality as ARC plans to delineate its extensive land base at Ante Creek.  ARC anticipates improved operating efficiencies and lower operating costs resulting from operatorship of the facility and elimination of third party processing and transportation fees.  The new facility will not provide immediate incremental throughput capacity as the facility was already filled to capacity with ARC's production from the area.   ARC continues to assess infrastructure requirements in conjunction with future development plans for Ante Creek.  Additional facilities will be required if ARC increases production much beyond current levels.

ARC plans to spend $200 million in total during 2014 to drill 40 gross operated horizontal Montney oil wells at Ante Creek in 2014 and continue to delineate this large, prospective land base. ARC expects 2014 production to average in excess of 16,000 boe per day (50 per cent crude oil and liquids), representing an estimated 30 per cent increase relative to 2013 average production.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern British Columbia. ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.

ARC commissioned the new Parkland/Tower gas processing and liquids handling facility late in 2013 and brought limited production on-stream through the new facility throughout the first quarter. The new facility has a design capacity of approximately 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGL's).

Parkland/Tower production averaged 16,600 boe per day in the first quarter of 2014 (29 per cent crude oil and liquids and 71 per cent natural gas).  First quarter production was up 84 per cent from the first quarter of 2013 and 33 per cent higher than the fourth quarter of 2013 as a result of new wells producing through the new facility.  Power outages at third party facilities which restricted the delivery of NGL's from the Parkland facility and downtime related to extreme cold weather resulted in approximately 500 boe per day of production downtime at Parkland/Tower in the first quarter.

During the first quarter of 2014, ARC brought on production from two eight well pads at Tower, the 12-16 pad and the 4-3 pad.  Seven of the eight wells on the 12-16 pad are producing in an unconstrained environment and the wells are performing above type curve.  Strong performance at the 12-16 pad is attributed to a new completion technique involving the application of a slickwater frac with tighter inter-frac spacing and more sand tonnage per well.  Based on the favorable production rates at 12-16, ARC plans to execute similar completions on other wells in the area commencing in the second quarter of 2014.  ARC drilled eight gross operated liquids-rich natural gas wells at Parkland during the first quarter of 2014 and four gross operated oil wells were drilled at Tower.

ARC plans to execute a $190 million capital program at Parkland/Tower in 2014 and plans to drill additional liquids-rich natural gas wells at Parkland and oil wells at Tower over the remainder of the year.  All drilling at Parkland/Tower will be on pads with four to eight wells per pad. Over the course of 2014 and into 2015, Parkland/Tower production will increase as new wells come on-stream, utilizing the new processing facility.

Pembina

ARC's Pembina Cardium asset continues to deliver strong well performance, resulting in first quarter production of approximately 11,250 boe per day (81 per cent light oil and liquids). First quarter 2014 Pembina production was down ten per cent relative to the first quarter of 2013 due to the divestment of approximately 1,600 boe per day (approximately 78 per cent natural gas) of non-core assets during the third quarter of 2013.  First quarter Pembina production was impacted by unplanned downtime of approximately 250 boe per day due to extreme cold weather contributing to freeze-offs and mechanical issues during the first quarter.  ARC drilled 14 gross operated horizontal Cardium oil wells at Pembina during the first quarter of 2014.

ARC continued with testing of two horizontal water injection pilot projects at Pembina. Results to date from the pilot projects indicate that the waterflood management is contributing incremental oil to more than offset base declines at producing wells in the area.

ARC plans to spend approximately $120 million in total during 2014 in the Pembina area with plans to drill 43 gross operated horizontal Cardium oil wells (14 gross operated wells drilled through the first quarter). ARC expects 2014 annual average production to be approximately 12,000 boe per day. ARC's deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow. ARC will continue with extensive work on waterflood management at Pembina in 2014 to optimize reservoir recoveries.

Dawson

ARC's Dawson Montney play is the foundation of ARC's profitable low cost natural gas business. Dawson production averaged 158 mmcf per day of natural gas and 950 barrels per day of condensate and liquids during the first quarter of 2014.  A power outage resulting from extreme winds in January and mechanical issues relating to extreme cold weather contributed to production downtime of approximately 600 boe per day at Dawson in the first quarter.  Dawson continues to perform well, delivering robust economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs. ARC drilled five gross operated natural gas wells at Dawson during the first quarter of 2014.

ARC plans to spend a total of $54 million in 2014 on drilling and development activities at Dawson to drill nine gross operated horizontal natural gas wells on two pads (five gross operated natural gas wells drilled through the first quarter).  ARC plans to allocate additional capital to test the lower Montney at Dawson in the second half of 2014 to assess the potential for higher liquids content.  The 2014 drilling program at Dawson will maintain production at current maximum facility capacity levels through 2014 and into 2015.

Sunrise

At Sunrise, a natural gas Montney play in northeastern British Columbia, ARC has a land position of 24 net sections. The Sunrise property has a significant natural gas resource base, low capital and operating costs, and potential for multilayer development, resulting in high rates of return even at relatively low natural gas prices. ARC has been piloting production at Sunrise since the third quarter of 2011 through third party facilities.  First quarter 2014 Sunrise production was approximately 18 mmcf per day of natural gas production, down 15 per cent relative to the fourth quarter of 2013 due to power outages at third party facilities and production being shut-in during ongoing pipeline and infrastructure construction during the quarter.  ARC's Sunrise natural gas wells are producing from three layers of the Montney.

During the first quarter of 2014, ARC completed drilling of the first of three pads planned for Sunrise in 2014 and proceeded with construction of associated pipeline infrastructure to a third party facility.  ARC expects to complete the first pad in the second quarter of 2014 and bring production on-stream through the third party facility in the third quarter.  ARC is proceeding with the construction of an ARC operated 60 mmcf per day gas processing facility which is scheduled to be on-stream by late 2015.  ARC has commenced initial engineering, design and field studies for the new facility and expects to break ground in early 2015.

ARC's 2014 capital program of $120 million includes the drilling of 14 gross operated natural gas wells and spending on associated infrastructure at Sunrise in 2014 (three gross operated wells drilled through the first quarter).  ARC expects Sunrise production to grow from 20 mmcf per day to 60 mmcf per day throughout the course of 2014, averaging approximately 35 mmcf per day in 2014, representing a greater than 90 per cent year-over-year increase in production. The 2014 capital program includes some pre-spending for long lead equipment and supplies in relation to the new gas processing facility construction.

Southeast Saskatchewan and Manitoba

First quarter production in this region averaged approximately 11,100 boe per day of light oil, down four per cent from the fourth quarter of 2013 due to extreme cold weather contributing to freeze-offs during the quarter. ARC drilled 12 gross operated oil wells in southeast Saskatchewan during the first quarter of 2014.  ARC plans to spend $130 million to drill 51 gross operated oil wells in southeast Saskatchewan and Manitoba at various properties in 2014.  ARC expects annual average production to be approximately 12,000 boe per day in 2014. This region contributes high quality, high netback crude oil and generates significant cash flow to fund development opportunities throughout ARC's asset base.

Attachie

At Attachie, an oil and liquids-rich natural gas Montney play located in northeast British Columbia, ARC has a land position of 143 net sections. Prior to 2013, ARC had drilled and tested four horizontal wells, the 4-20 horizontal well on the western portion of the lands and three wells on the eastern portion of the lands.

During the fourth quarter of 2013, ARC drilled one gross operated horizontal well (the 16-16 well) offsetting the 4-20 well and entered into a processing agreement with a third party to initiate pilot production from the two wells on the western portion of the lands.  During the first quarter of 2014, ARC completed the 16-16 well and tied both wells into the third party facility.  ARC expects to pilot production from both wells in the third quarter of 2014.  ARC will evaluate production from the wells on the western portion of the Attachie lands to determine the potential for future commercial development at Attachie.

Septimus

At Septimus, a liquids-rich natural gas Montney play located in northeast British Columbia, ARC has a land position of 22 net sections. Prior to 2013, ARC had drilled and tested one horizontal well at Septimus. The A13-11 well tested at a rate of 11.5 mmcf per day of natural gas and 24 barrels per mmcf of liquids at a flowing casing pressure of 8.4 MPa after a five day production test in 2011. During the fourth quarter of 2013, ARC entered into a processing agreement with a third party to initiate pilot production at Septimus.  During the first quarter of 2014, ARC tied the A13-11 well into the third party facility and expects to pilot the well on an interruptible basis during the second quarter of 2014.  ARC will evaluate pilot production to determine the potential for future commercial development at Septimus.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the first quarter of 2014.  The Board of Directors has confirmed a dividend of $0.10 per share for April 2014, payable on May 15, 2014, and has conditionally declared a monthly dividend of $0.10 per share for May 2014 through July 2014 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
April 28, 2014	April 30, 2014	May 15, 2014	$0.10 (1)
May 28, 2014	May 30, 2014	June 16, 2014	$0.10 (2)
June 26, 2014	June 30, 2014	July 15, 2014	$0.10 (2)
July 29, 2014	July 31, 2014	August 15, 2014	$0.10 (2)

(1)	Confirmed on April 16, 2014.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional.  Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

During the first quarter of 2014, ARC declared dividends of $94.5 million, of which $7.9 million was issued in the form of common shares under the SDP and $28.2 million was reinvested into ARC shares through the DRIP.  The DRIP and  SDP are a source of funding for ARC's capital programs.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

ARC is well into the execution of a $915 million capital budget in 2014 with a continued focus on oil and liquids-rich gas development to capitalize on the strength of crude oil prices and natural gas development spending in low cost, high rate of return natural gas projects.  ARC executed an active capital program in the first quarter of 2014, delivering record production and record funds from operations.  ARC expects 2014 production to be in the range of 110,000 to 114,000 boe per day, representing significant year-over-year production growth relative to 2013 levels.  A significant portion of the 2014 production growth will come from Parkland/Tower as ARC continues to drill to fill the new processing facility over the course of 2014 and into 2015.  ARC will pursue the most cost effective means of financing its 2014 capital program through a combination of funds from operations, DRIP and SDP, existing credit facilities, and proceeds from potential non-core property dispositions. The 2014 planned capital program excludes unbudgeted amounts for the acquisition of land and small producing properties.

To date in 2014, certain results varied from full year 2014 guidance estimates.  ARC expects that results will closely approximate full year guidance estimates as the year progresses.  Based on commodity prices received to date in 2014 and the current outlook for commodity prices for the remainder of 2014, ARC expects that current income taxes may exceed the current guidance estimate; ARC will provide an update in the second quarter of 2014.  ARC's full year 2014 guidance estimates are outlined in the following table.

	2014 Guidance	2014 YTD	% Variance
Production
Oil (bbl/d)	35,000 - 37,000	37,478	1
Condensate (bbl/d)	2,300 - 2,500	2,887	15
Gas (mmcf/d)	415 - 425	369.6	(11)
NGLs (bbl/d)	3,700 - 4,000	3,743	—
Total (boe/d)	110,000 - 114,000	105,699	(4)
Expenses ($/boe)
Operating	9.20 - 9.60	8.97	(3)
Transportation	1.70 - 1.80	1.91	6
G&A (1)	2.20 - 2.40	2.09	(5)
Interest	1.10 - 1.20	1.26	5
Current income tax ($ millions) (4)	60 - 70	23.7	N/A
Capital expenditures before land purchases and net property dispositions ($ millions) (2)	915	242.0	N/A
Land purchases and net property acquisitions ($ millions)	---	36.5	N/A
Weighted average shares, diluted (millions)	317	315	N/A

(1)	The 2014 guidance for G&A expenses per boe was based on a range of $1.45 - $1.55 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.85 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the three months ended March 31, 2014 were $1.62 per boe and $0.47 per boe, respectively.
(2)	Excludes amounts related to unbudgeted land purchases and net acquisitions.
(3)	2014 production guidance does not take into account the impact of any dispositions that may occur during the year.
(4)	Current income tax of $23.7 million for the three months ended March 31, 2014 reflects one quarter of the estimated 2014 annual cash tax obligation based on commodity prices received to date and the outlook for commodity prices for the remainder of 2014. On an annualized basis, the estimated 2014 current income tax exceeds the current 2014 full year guidance estimate; ARC will review current income tax expense guidance in the second quarter of 2014.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating costs under the heading "Operating Netbacks", as to its risk management plans for 2014 and beyond under the heading "Risk Management", as to its production, exploration and development plans for 2014 and beyond under the heading "Operational Review", and all matters including 2014 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $11 billion. ARC expects 2014 oil and gas production to average 110,000 to 114,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

Image with caption: "ARC Resources Ltd. - Ante Creek (CNW Group/ARC Resources Ltd.)". Image available at: http://photos.newswire.ca/images/download/20140430_C5759_PHOTO_EN_39813.jpg

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For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 17:15e 30-APR-14